HENRY'S MARKETPLACE, INC.
                               1825 Gillespie Way
                                    Suite 200
                           El Cajon, California 92020
                                 (619) 258-2900
                                -----------------


                                September 1, 1999




Wild Oats Markets, Inc.
3375 Mitchell Lane
Boulder, Colorado  80301

                  Re:      Stock Purchase Agreement dated July 27, 1999

Gentlemen/Ladies:

                  The following procedures have been agreed to by the parties regarding the Stock Purchase Agreement (the "Agreement") among Wild Oats Markets, Inc.("Wild Oats"), Henry's Marketplace, Inc. ("Henry's") and the Seller (as defined therein).

1. All undistributed amounts of Henry's earnings for 1998 and 1999 through August 31, 1999 will be calculated and distributed to Seller as soon as possible.

2. The tax basis balance sheet to be prepared by Lowell Business Services for the period ended August 31, 1999 (the "August Balance Sheet") will be converted to GAAP by the Company with KPMG providing assistance when necessary to Lowell Business Services on or prior to September 23, 1999.

3. On or prior to September 23, 1999 the August Balance Sheet will be provided to Wild Oats, including the actual inventory balances as determined by actual inventories of the Stores prepared on August 31 and September 2, 1999. The parties presume that the August Balance Sheet will include shareholder distributions and payment of any outstanding amounts owed for the improvements to the Solana Beach store. If such presumption is not correct, the August Balance Sheet shall include anticipated adjustments for such items through the Closing Date (and subject to confirmation by Wild Oats of no further undisclosed liabilities upon completion of their review of the schedules provided by Henry's). Upon review by Wild Oats prior to the Closing, this will serve as the Closing Balance Sheet required by the Agreement (except for the adjustments which are described below).

4. On the nights of August 31, 1999 and September 2, 1999, physical inventories were taken at all stores. The inventory determined plus the computation of all accounting, legal and other transaction expenses described in Section 1.4 (c) of the Agreement through September 1, 1999 (for which final bills will be delivered and final payments will be made at or within thirty days of the Closing) will constitute the final adjustments to the Closing Balance Sheet referred to in Section 3 above and for the purposes of the Agreement. Such final adjustments shall be forth in a "Settlement Sheet" as described in the Agreement. Wild Oats agrees that any reasonable additional legal, accounting or bookkeeping costs incurred by Henry's or the Seller in preparation for the consummation of the Contemplated Transactions and related to the adjustment of the Closing Date from September 1 to September 27, 1999, including the costs to convert to GAAP the August Balance Sheet (but not normal course of business expenses), shall be borne solely by Wild Oats and shall not reduce the Purchase Price pursuant to Section 1.4(c) of the Agreement.


5. The third sentence of Section 2.25(c) of the Agreement is amended and restated to read in its entirety "The distributions by the Corporation to Seller during the fiscal years 1996, 1997 and 1998 and the period from December 28, 1998 through the Closing Date, in the aggregate, did not exceed the taxable income of the Corporation for those periods, in the aggregate."

6. The references to "September 1, 1999" in Sections 1.7 and 9.1 of the Agreement are hereby amended to read "September 27, 1999." At the Closing on September 27, 1999, calculations of the final share issuances for the Purchase Price to Henry's shareholders will be determined by the parties. Wild Oats' Transfer Agent will issue the actual share certificates for delivery to the shareholders (or the appropriate escrow) in accordance with the Agreement and the Closing Balance Sheet within two business days of the Closing.

7. Following the Closing and before October 30, 1999 the Company will deliver to Wild Oats copies of final federal and state tax returns and a determination of the final income distributions to shareholders based on such tax returns dated as of the Closing. The tax returns will be prepared by KPMG based on the financial statements prepared by Lowell Business Services for the period December 28, 1998 through September 26, 1999 (the "Final Period").

8. Wild Oats will review and approve the final tax returns and distributions and assuming no dispute will make a final 100% earnings distribution for all undistributed income during the Final Period to shareholders on or before November 8, 1999. Any dispute regarding the final distribution shall be resolved as provided in Section 1.4 (d) of the Agreement. Wild Oats will pay any undisputed amounts prior to November 8, 1999. Any dispute will be finally resolved prior to December 15, 1999. No other changes or adjustments to the Closing Balance Sheet will be made after the Closing.

9. Wild Oats hereby waives the conditions precedent to Closing set forth in Sections 5.2, 5.4, 5.6, 5.7, 5.11 and 5.13(a), and deems all such conditions to be satisfied.

10. The first sentence of Section 1.6 shall be amended to delete "September 24, 1999" and substitute therefor "September 29, 1999".

11. Wild Oats hereby covenants and agrees that if it does not include 30 days of combined operations of Henry's and Wild Oats in Wild Oats' normal third quarter press release, Wild Oats will, within 5 business days after the end of the 30 day period commencing with the Closing Date, prepare and issue a public announcement sufficient to satisfy applicable pooling of interest requirements to announce 30 days of combined results of Henry's and Wild Oats.

If the foregoing comports with your understanding of our agreement, please execute in the space below, whereupon this will become a binding amendment to the Agreement.

Henry's Marketplace, Inc.


By: /s/
Its:
- ---------------------------------

ACCEPTED AND AGREED TO:


/s/ Scott Boney
Scott Boney, Seller Representative




/s/ Stanley Boney
Stanley Boney, Seller Representative


Wild Oats Markets, Inc.


By:   /s/
Its: _____________________________